Mail Stop 3561

April 20, 2010

John V. Faraci
Chief Executive Officer
International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-03157**

Dear Mr. Faraci:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services